Mail Stop 6010
      November 30, 2005



By U.S. Mail and Facsimile to (240) 313-1807

Mr. James H. Woodward, Jr.
Executive Vice President and Chief Financial Officer
JLG Industries, Inc.
1 JLG Drive McConnellsburg, PA 17233-9533

      Re:	JLG Industries, Inc.
      Form 10-K for the fiscal year ended July 31, 2005
      Form 8-K filed September 23, 2005
		File No. 1-12123

Dear Mr. Woodward,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended July 31, 2005

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page F-12

Results of Operations, page 13

1. When you cite more than one factor in explaining the change in a financial statement line item the amounts of the individual factors cited, including offsetting factors should be separately quantified.
Please apply throughout MD&A in future filings.

Note 1 - Summary of Significant Accounting Policies, page 32

Revenue Recognition, page 32

2. We note for certain sales transactions you recognize revenue prior to the time the customer takes physical possession. Please confirm that the customer has the risk of loss in the event of theft or physical destruction or damage to the product.

3. Please tell us and revise future filings to describe the significant terms and conditions of your sales to distributors, including a description of the specific incentives and other compensation that you grant. Tell us if there are any cancellation provisions in the dealers` contracts either for cancellation of purchases or cancellation of the relationship. Also tell us and revise future filings to address how you account for returns, price protection, price concessions, and other sales incentives, as applicable.

4. As a related matter please provide us with and revise future filings to include a valuation and qualifying accounts schedule as required by Rule 12-09 of Regulation S-X for all material valuation accounts, including your allowance for sales returns and discounts and doubtful accounts.

5. Please address the following related to the gains on sale of used equipment;
* Describe to us the material terms of the rental purchase guarantee agreements entered into with your customers.
* Tell us in greater detail how you account for these transactions and cite the accounting literature upon which you rely.
* Tell us the useful life you assigned to this equipment and where you record the related depreciation.
* Describe how you test the assets for impairment pursuant to SFAS
144.

We may have additional comments after reviewing your response.
6. In this regard, we note that you enter into sale lease-back transactions with various customers.
* Please tell us the terms of these agreements and identify those factors that lead to your conclusion that these leases are operating leases.
* Please identify the counterparties involved in these arrangements.
* To assist us in understanding your accounting, please provide us with sample journal entries showing how you record and account for the transactions.

Item 9A. Controls and Procedures, page 60

7. We note your statement that the company`s disclosure controls and procedures were effective "to the best of their knowledge."
Please
note, however, that your effectiveness determination cannot only be based on the "best knowledge" of your CEO and CFO. Your management, with the participation of your principal executive officer and principal financial officer, must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter, and must disclose the results of each such evaluation in each periodic report. Refer to Rule 13a-15 of the Exchange Act and
Item 307 of Regulation S-K. Please file an amendment to your Form 10-K to revise your disclosure.

8. Additionally we note your disclosure controls and procedures are
"effective to ensure that information required to be disclosed in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 8-K filed September 23, 2005

9. We note your use of non-GAAP measures for net income "adjusted to eliminate the impact of expenses associated with the OmniQuip integration and early extinguishment of debt", and operating income
"before the impact of integration expenses" and "estimated net unrecovered steel costs." Please revise future filings to reconcile these non-GAAP measures to their most directly comparable GAAP financial measure and disclose the reasons why management believes that each of the measures provides useful information to investors regarding your financial condition and results of operations. Refer to the guidance in Item 10(e)(1)(i) of Regulation S-K.

	As appropriate, please amend your July 31, 2005 Form10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief

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Mr. James H. Woodward, Jr.
JLG Industries, Inc.
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